Issuer Free Writing Prospectus, Dated May 21, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-187541

Relating to Preliminary Prospectus, Dated May 21, 2013

Blackstone Mortgage Trust, Inc.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated May 21, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-187541) of Blackstone Mortgage Trust, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (as so amended, the “Registration Statement”), related to Blackstone Mortgage Trust, Inc.’s proposed offer and sale of shares of its class A common stock, par value $0.01 per share, (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of certain of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 27 of the Revised Preliminary Prospectus. Except where the context suggests otherwise, the terms “company,” “we,” “us,” “our,” and “Blackstone Mortgage Trust” refer to Blackstone Mortgage Trust, Inc., a Maryland corporation, formerly known as Capital Trust, Inc., and its subsidiaries; “Manager” refers to BXMT Advisors L.L.C., a Delaware limited liability company, formerly known as BREDS/CT Advisors L.L.C., our external manager; and “Blackstone” refers to The Blackstone Group L.P., a Delaware limited partnership, and its subsidiaries.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link (or if such address has changed, by reviewing Blackstone Mortgage Trust’s filing for the relevant date on the SEC website at www.sec.gov): http://www.sec.gov/Archives/edgar/data/1061630/000119312513228698/d500337ds11a.htm .

Our Central Index Key, or CIK, on the SEC website is: 0001061630.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.

Revised Proposed Terms of the Offering

The aggregate number of shares of class A common stock proposed to be issued in the offering increased from 16,000,000 shares (plus up to an additional 2,400,000 shares that may be issued and sold upon the option of the underwriters) to 21,000,000 shares plus (plus up to an additional 3,150,000 shares that may be issued and sold upon the option of the underwriters). Information as to numbers of shares outstanding after giving effect to the offering, pro forma ownership percentages and related information were also updated in the Revised Preliminary Prospectus.

Capitalization

The information in the Registration Statement under the caption “Capitalization” has been replaced in its entirety with the following:

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2013 (in each case after giving effect to the one-for-ten reverse stock split that we effected on May 6, 2013) on:

•	an actual basis;

•

an adjusted basis to give effect to the issuance and sale of 21,000,000 shares of class A common stock in this offering at an assumed public offering price of $28.20, the last reported price of our class A common stock on the NYSE on May 20, 2013; and

•	a pro forma adjusted basis to give effect to this offering based on the assumptions above and our origination and purchase of the loans in our initial portfolio and the related repurchase financing.

This table is unaudited and should be read in conjunction with “Use of Proceeds” and “Pro Forma Financial Information,” “Selected Financial Information” and our audited and unaudited consolidated financial statements and related notes, which are incorporated by reference into this prospectus.

	As of March 31, 2013
	Actual	As Adjusted (1)(2)	Pro Forma Adjusted
	(in thousands, except per share data) (unaudited)
Cash:
Cash and cash equivalents	$15,361	$583,165	$64,010
Restricted cash (3)	12,719	12,719	12,719

Total cash	28,080	595,884	76,729

Debt:
Secured notes	8,671	8,671	8,671
Repurchase obligations	20,214	20,214	310,214
Securitized debt obligations	136,944	136,944	136,944

Total debt	165,829	165,829	455,829

Equity:
Class A common stock, $0.01 par value	293	503	503
Additional paid-in capital	609,040	1,176,634	1,176,634
Accumulated deficit	(533,238)	(533,238)	(533,238)
Total Blackstone Mortgage Trust, Inc. stockholders’ equity	76,095	643,899	643,899
Noncontrolling interests	86,350	86,350	86,350

Total equity	162,445	730,249	730,249

Total capitalization	$328,274	$896,078	$1,186,078

(1)	Does not include the underwriters’ option to purchase 3,150,000 additional shares of class A common stock.
(2)	Each $1.00 increase or decrease in the assumed public offering price of $28.20 per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $20.2 million, $20.2 million and $20.2 million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, an increase or decrease of 1.0 million shares from the expected number of shares to be sold in this offering, assuming no change in the assumed public offering price per share, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $27.1 million, $27.1 million and $27.1 million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Restricted cash represents the cash of CT Legacy Partners, which is a majority owned, consolidated subsidiary as of March 31, 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Significant Assets—CT Legacy REIT” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Significant Assets—CT Legacy Partners” in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, which are incorporated by reference in this prospectus for additional information concerning CT Legacy Partners.

Pro Forma Financial Information

The information in the Registration Statement under the caption “Pro Forma Financial Information” has been replaced in its entirety with the information below. In addition, conforming changes were made to the pro forma information presented under the caption “Prospectus Summary—Summary Historical and Pro Forma Financial Data.”

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 have been prepared to give pro forma effect to: (1) the sale of our investment management and servicing business and certain other assets to an affiliate of Blackstone on December 19, 2012, including the de-consolidation of certain CDOs which are no longer consolidated as a result thereof; (2) our entry into the Management Agreement with our Manager; and (3) the offering based on the assumptions herein and use of proceeds thereof, together with the proceeds of related repurchase financing in originating and purchasing the loans in our initial portfolio, in each case as if they occurred on January 1, 2012. The unaudited pro forma statement of operations has been adjusted to reflect the one-for-ten reverse stock split that we effected prior to the consummation of this offering. The following unaudited pro forma balance sheet as of March 31, 2013 has been prepared to give pro forma effect to the offering based on the assumptions herein and use of proceeds thereof, together with the proceeds of related repurchase financing, in originating and purchasing the loans in our initial portfolio, in each case as if they occurred on March 31, 2013. The following pro forma statements of operations and balance sheet are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

You should read the following information together with the information contained under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

Blackstone Mortgage Trust, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2012

(in thousands, except share and per share data)

(unaudited)

	Actual	Pro Forma Adjustments						Pro Forma
		CTIMCO Sale Transaction		CDO De-Consolidation		Common Stock Offering, Initial Portfolio, and Related Financing Agreements
Income from loans and other investments:
Interest and related income	$34,939	$—		$(21,458)	(b)	$37,878	(c)	$51,359
Less: Interest and related expenses	38,138	—		(17,735)	(b)	7,893	(d)	28,296

(Loss) income from loans and other investments, net	(3,199)	—		(3,723)		29,985		23,063
Other expenses:
General and administrative	10,369	54	(a)	—		8,879	(e)	19,302

Total other expenses	10,369	54		—		8,879		19,302
Total other-than-temporary impairments of securities	—	—		—		—		—
Portion of other-than-temporary impairments of securities recognized in other comprehensive income	(160)	—		160	(b)	—		—

Net impairments recognized in earnings	(160)	—		160		—		—
Recovery of provision for loan losses	36,147	—		(8)	(b)	—		36,139
Fair value adjustment on investment in CT Legacy Assets	51,904	—		—		—		51,904
Gain on deconsolidation of subsidiary	200,283	—		—		—		200,283
Gain on sale of investments	6,000	—		—		—		6,000
Income from equity investments	1,781	(1,781)	(a)	—		—		—

Income before income taxes	282,387	(1,835)		(3,571)		21,106		298,087
Income tax provision	174	—		—		—		174

Income from continuing operations	282,213	(1,835)		(3,571)		21,106		297,913

Net income attributable to noncontrolling interests	(98,780)	—		558	(b)	—		(98,222)

Income from continuing operations attributable to Blackstone Mortgage Trust, Inc.	$183,433	$(1,835)		$(3,013)		$21,106		$199,691

	Actual	Pro Forma Adjustments			Pro Forma
		CTIMCO Sale Transaction	CDO De-Consolidation	Common Stock Offering, Initial Portfolio, and Related Financing Agreements
Per share information:
Income from continuing operations per share of common stock
Basic	$78.19				$8.55	(f)

Diluted	$74.16				$8.51	(f)

Weighted average shares of common stock outstanding
Basic	2,345,943	—	—	21,000,000	23,345,943	(f)

Diluted	2,475,294	—	—	21,000,000	23,475,294	(f)

(a)	The pro forma balance excludes the accounts of our investment management and special servicing business, which was sold to an affiliate of Blackstone on December 19, 2012. In addition, all amounts related to discontinued operations have been excluded from the pro forma consolidated statement of operations.
(b)	The pro forma balance excludes the accounts of CT CDO II, CT CDO IV, and MSC 2007-XLCA, which are no longer consolidated as a result of the sale of our investment management and special servicing business and certain other assets to an affiliate of Blackstone on December 19, 2012.
(c)	Represents the interest income, including amortization of origination fees, generated by our initial portfolio, assuming an investment date of January 1, 2012 and LIBOR of 0.20%, which was the rate as of March 31, 2013. For further detail regarding the terms of the loans in our initial portfolio, see “Business—Our Initial Portfolio” in this prospectus.
(d)	Represents the interest expense, including amortization of deferred financing costs, incurred under repurchase facilities, assuming (i) borrowing $290.0 million on January 1, 2012, (ii) a weighted-average coupon of LIBOR+2.43% per annum, and (iii) LIBOR of 0.20%, which was the rate as of March 31, 2013.
(e)	Represents the additional base management fees payable during the period, assuming net offering proceeds of $567.8 million on January 1, 2012. For further detail regarding the terms of the management agreement with our Manager, see “Our Manager and the Management Agreement—Management Agreement” in this prospectus.
(f)	Pro forma earnings per share amounts are calculated by dividing the applicable pro forma income or loss by the pro forma weighted average shares of common stock outstanding. Pro forma weighted average shares of common stock outstanding includes (i) the actual weighted average shares outstanding during the period and (ii) the number of shares issued in this offering, assuming they were issued on January 1, 2012.

Blackstone Mortgage Trust, Inc. and Subsidiaries

Pro Forma Consolidated Balance Sheet

as of March 31, 2013

(in thousands, except per share data)

(unaudited)

	Actual	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$15,361	$48,649	(a)	$64,010
Restricted cash	12,719	—		12,719
Securities, at fair value	11,702	—		11,702
Loans receivable, at fair value	150,332	—		150,332
Loans receivable, net	139,500	807,855	(b)	947,355
Loans held-for-sale, net	1,800	—		1,800
Equity investments in unconsolidated subsidiaries	20,046	—		20,046
Accrued interest receivable, prepaid expenses, and other assets	13,693	1,300	(c)	14,993

Total assets	$365,153	$857,804		$1,222,957

Liabilities & Equity
Liabilities:
Accounts payable, accrued expenses and other liabilities	$30,760	$—		$30,760
Secured notes	8,671	—		8,671
Repurchase obligations	20,214	290,000	(c)	310,214
Securitized debt obligations	136,944	—		136,944
Interest rate swap liabilities	6,119	—		6,119

Total liabilities	$202,708	$290,000		$492,708

Equity:
Class A common stock, $0.01 par value	293	210	(d)	503
Additional paid-in capital	609,040	567,594	(d)	1,176,634
Accumulated deficit	(533,238)	—		(533,238)

Total Blackstone Mortgage Trust, Inc. stockholders’ equity	76,095	567,804		643,899
Noncontrolling interests	86,350	—		86,350

Total equity	162,445	567,804		730,249

Total liabilities and equity	$365,153	$857,804		$1,222,957

(a)	Increase in cash and cash equivalents is comprised of the following:

Net proceeds from the offering, see (d) below	$567,804
Net borrowings under repurchase facilities, see (c) below	288,700
Investments in loans receivable, see (b) below	(807,855)

$48,649

(b)	Represents the expected amount invested in our initial loan portfolio of $811.3 million, offset by the related origination fees of $3.5 million. For further detail regarding the terms of the loans in our initial portfolio, see “Business—Our Initial Portfolio” in this prospectus.
(c)	Represents borrowings under repurchase facilities in connection with our investment in our initial portfolio and the associated deferred financing costs. For purposes of the pro forma balance sheet and our pro forma statements of operations, we are assuming that $519.2 million of the net proceeds of this offering will initially be invested in the origination and purchase of our initial loan portfolio, with the balance of the amount invested in that portfolio to be funded by borrowings under repurchase facilities. We expect our leverage to increase over time to, on a debt-to-equity basis, a ratio of up to 3-to-1.
(d)	Represents this offering, assuming gross proceeds of $592.2 million, based on the sale of 21,000,000 shares at an assumed offering price of $28.20 per share, the last reported price of our class A common stock on the NYSE on May 20, 2013. Net proceeds will be used to acquire the remaining 83.333% of the BXMT/Blackstone Joint Venture, to originate and acquire the loans in our initial portfolio and our target assets in a manner consistent with our investment strategies and investment guidelines and for working capital and general corporate purposes.

Blackstone Mortgage Trust, Inc. and Subsidiaries

Pro Forma Consolidated Statements of Operations

Three Months Ended March 31, 2013

(in thousands, except share and per share data)

(Unaudited)

	Actual	Pro Forma Adjustments		Pro Forma
Income from loans and other investments:
Interest and related income	$1,456	$9,469	(a)	$10,925
Less: Interest and related expenses	777	1,973	(b)	2,750

Income from loans and other investments, net	679	7,496		8,175
Other expenses:
General and administrative	2,038	2,207	(c)	4,245

Total other expenses	2,038	2,207		4,245
Valuation allowance on loans held-for-sale	(200)	—		(200)

(Loss) income before income taxes	(1,559)	5,289		3,730
Income tax provision	38	—		38

Net (loss) income	$(1,597)	$5,289		$3,692

Net income attributable to noncontrolling interests	(1,518)	—		(1,518)

Net (loss) income attributable to Blackstone Mortgage Trust, Inc.	$(3,115)	$5,289		$2,174

Per share information:
Net (loss) income per share of common stock:
Basic	$(1.03)			$0.09	(d)

Diluted	$(1.03)			$0.09	(d)

Weighted average shares of common stock outstanding:
Basic	3,016,425	21,000,000		24,016,425	(d)

Diluted	3,016,425	21,000,000		24,016,425	(d)

(a)	Represents the interest income, including amortization of origination fees, generated by our initial portfolio, assuming an investment date of January 1, 2012 and LIBOR of 0.20%, which was the rate as of March 31, 2013. For further detail regarding the terms of the loans in our initial portfolio, see “Business—Our Initial Portfolio” in this prospectus.
(b)	Represents the interest expense, including amortization of deferred financing costs, incurred under repurchase facilities, assuming (i) borrowing $290.0 million on January 1, 2012, (ii) a weighted-average coupon of LIBOR+2.43% per annum, and (iii) LIBOR of 0.20%, which was the rate as of March 31, 2013.
(c)	Represents the additional base management fees payable during the period, assuming net offering proceeds of $567.8 million on January 1, 2012. For further detail regarding the terms of the management agreement with our Manager, see “Our Manager and the Management Agreement—Management Agreement” in this prospectus.
(d)	Pro forma earnings per share amounts are calculated by dividing pro forma net income attributable to Blackstone Mortgage Trust, Inc. by the pro forma weighted average shares of common stock outstanding. Pro forma weighted average shares of common stock outstanding includes (i) the actual weighted average shares outstanding during the period and (ii) the number of shares issued in this offering, assuming they were issued on January 1, 2012.

Our Manager and the Management Agreement

The third paragraph under the caption “Our Manager and the Management Agreement—Management Agreement—Management Fee, Incentive Fees and Expense Reimbursements—Management Fee” in the Registration Statement has been replaced in its entirety with the information below. In addition, conforming changes were made to the second paragraph under the caption “Prospectus Summary—Management Agreement—Management Fee.”

We expect the management fee to be paid to our Manager for the year ended December 31, 2013 to be approximately $5.3 million (or approximately $6.0 million if the underwriters exercise their option to purchase 3,150,000 additional shares of class A common stock in full), assuming: (i) estimated net proceeds in this offering of approximately $567.8 million, based on an assumed public offering price of $28.20 per share (the last reported price of our class A common stock on the NYSE on May 20, 2013) and assumed offering expenses payable by us and the offering closes on or about May 29, 2013 and (ii) during such period (w) we do not effect any follow-on equity offerings, (x) there are no cumulative Core Earnings and no distributions to our stockholders are paid, (y) there is no cash retained from realization of any CT Legacy Interests and (z) no incentive compensation is paid. A $25.0 million increase or decrease in the net proceeds of this offering would increase or decrease the expected management fee for the year ended December 31, 2013 by approximately $220,000.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Tel: 800-831-9146; BofA Merrill Lynch, Tel: 1-866-500-5408; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Tel: 1-866-803-9204.

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